

June 6, 2024

Gyuheyn Jeon
Chief Executive Officer
Reelcause Inc.
4760 S. Pecos Road, Suite 103
Las Vegas, NV 89121

> **Re: Reelcause Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form 10-12G**
> **Filed February 29, 2024**
> **File No. 000-56627**

Dear Gyuheyn Jeon:

We issued comments on the above captioned filing on March 12, 2024. On May 14, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William B. Barnett, Esq.